Autobytel Inc.

18872 MacArthur Boulevard

Irvine, California 92612-1400

(949) 225-4502

February 14, 2008

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Autobytel Inc., Form 10-K, filed March 15, 2007; File No. 000-22239

Dear Mr. Kronforst:

Reference is made to your letter dated February 6, 2008 (the “Letter”) regarding an additional comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Autobytel Inc. (“Autobytel”) with respect to the above referenced Form 10-K filing made by Autobytel with the Commission on March 15, 2007. For your convenience of reference, your comment is reproduced below in bold quoted text, prior to the related response by Autobytel.

“We have reviewed your response to prior comment number 1. We believe that the view proposed by your auditors as described in Section IV of your response dated October 17, 2007 represents the appropriate accounting treatment for the litigation settlement. Please revise your accounting and tell us how this revised accounting will impact your previously filed financial statements”.

Autobytel’s understanding of the view proposed and agreed to by its auditors, McGladrey & Pullen LLP, as described in Section IV of Autobytel’s response dated October 17, 2007 which the Staff has stated represents the appropriate accounting treatment for the Dealix litigation settlement is summarized as follows:

•

No portion of the initial $12.0 million settlement proceeds received on March 13, 2007 should be deferred but rather the entire amount should be recognized immediately in the consolidated statement of operations.

•	Licensing of Autobytel’s patents under the settlement agreement (“Agreement”) is not a revenue producing activity and should not be classified as such.

•	The litigation settlement meets the definition of a gain and the settlement amount should be classified as a separate component of operating income in the consolidated statement of operations.

•

The remaining portion of the settlement amount of $8.0 million that is scheduled to be paid over the course of three equal annual installment payments through 2010 is considered a gain contingency, and thus should be recorded as a separate component of operating income in the consolidated statement of operations as cash is received.

Autobytel had previously recognized approximately $9.9 million of the initial payment under Patent litigation settlement line item, a credit within costs and expenses, in its Condensed Consolidated Statements of Operations for the three, six and nine months ended March 31, June 30, and September 30, 2007, respectively. Autobytel had also recorded a receivable on its consolidated balance sheet for the remaining three installment payments, which were discounted to their net present value of approximately $7.1 million. As of March 31, 2007 and June 30, 2007, approximately $2.5 million and approximately $4.6 million was included in prepaid expenses and other current assets, and other assets, respectively, in the Condensed Consolidated Balance Sheets. In the Condensed Consolidated

Balance Sheet as of September 30, 2007, these amounts had increased to approximately $2.6 million and approximately $4.7 million, in prepaid expenses and other current assets, and other assets, respectively. The calculated discount of approximately $0.9 million was reflected as a reduction to the gain from litigation settlement and was being amortized over a three-year period to interest and other income in Autobytel’s consolidated statement of operations.

Autobytel also performed a valuation of the non-exclusive license resulting in an estimated fair value of approximately $9.2 million and reported in other liabilities in the consolidated balance sheet. This amount was being recognized to interest and other income in Autobytel’s consolidated statement of operations on a straight-line basis through January 2019, the patent’s remaining life. Autobytel recorded approximately $0.8 million and approximately $8.4 million in current and non-current deferred revenue, respectively, in the Condensed Consolidated Balance Sheet as of March 31, 2007. As of June 30, 2007, these amounts were reclassified to current and non-current other liabilities, and had a remaining balance of approximately $0.8 million and approximately $8.2 million, respectively. As of September 30, 2007, the remaining balance in current and non-current other liabilities was approximately $0.8 million and approximately $8.0 million, respectively.

In compliance with the request of the Staff to revise its accounting for the patent settlement, Autobytel evaluated the impact of such revision on its consolidated financial statements, which is summarized as follows:

•	Adjustment to increase Patent litigation settlement line item in the consolidated statement of operations from approximately $9.9 million to $12.0 million, an increase of approximately $2.1 million.

•	Reversal of the approximately $7.1 million receivable from prepaid expenses and other current assets and other assets in the consolidated balance sheet.

•

Adjustment to eliminate the previously recognized amortization of the discount on the receivable of approximately $0.2 million from Interest and other income line item in the consolidated statement of operations.

•

Adjustment to eliminate the previously recognized amortization of the fair value of the non-exclusive patent license of approximately $0.4 million from Interest and other income line item in the consolidated statement of operations.

•	Reversal of the remaining fair value of the non-exclusive patent license of approximately $8.8 million from current and non-current liabilities in the consolidated balance sheet.

Autobytel and its auditors have determined that the above adjustments fall within the scope of SFAS 154. Pursuant to SAB 99 and SAB 108, Autobytel and its auditors considered both quantitative and qualitative factors to determine the materiality of the adjustments to its previously filed financial statements for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 and have determined that no restatement is required.

Exhibit 1 attached hereto shows the quantitative impact of the adjustments on Autobytel’s previously filed consolidated financial statements. SAB 99 requires that in addition to quantitative measures, qualitative aspects be considered in evaluating whether an adjustment is material. As stated in the Staff’s interpretive response to Question 1 of SAB 99, “materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important”.

Autobytel also considered the December 11, 2007 speech given by Todd E. Hardiman, Associate Chief Accountant at the Commission’s Division of Corporation Finance, titled “Can a Large Error be Immaterial? RESTATED”. In his speech, Mr. Hardiman noted that a quantitatively large adjustment can be immaterial when qualitative factors are considered. Mr. Hardiman further indicated that the analysis that needs to be done on the qualitative side is to identify the factors that indicate that the adjustment is not important to investors despite its quantitative impact.

In performing its qualitative analysis, Autobytel looked to the qualitative guidance in SAB 99 and concluded that the adjustments resulting from the revision of its accounting for the litigation settlement would not be considered important to a reasonable investor for the following reasons:

1. The adjustments were not intentional, but rather arose solely from a judgment on how the Dealix litigation settlement should be accounted for in the absence of specific authoritative GAAP guidance on the accounting for patent litigation settlements (Autobytel performed a detailed analysis of the facts and circumstances under the settlement and applied by analogy, existing revenue-recognition GAAP guidance, including the performance of what it believed to be an objective and reliable valuation of the patent license. Autobytel believes it relied on its best and reasonable judgment to determine its accounting for a very complex transaction);

2. The adjustments have no significant impact to the trends of its financial statements because the settlement is a non-recurring item and should be excluded from other recurring operations in analyzing Autobytel’s trends;

3. The adjustments do not hide a failure to meet analysts’ consensus expectations for Autobytel. The changes to EPS as a result of the adjustments will not result in Autobytel meeting or not meeting analysts’ expectations because Autobytel has given no EPS guidance for 2007;

4. The adjustments do not change a loss into income or vice versa for each quarterly and year-to-date period impacted;

5. The adjustments do not change Autobytel’s compliance with any regulatory requirements;

6. Since Autobytel has no debt, the adjustments have no impact on any obligations under any loan covenant or other contractual obligations;

7. The adjustments have no impact on increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;

8. The adjustments do not involve concealment of an unlawful transaction;

9. As the patent litigation settlement is not part of Autobytel’s central operations, the adjustments have no impact on the quality of Autobytel’s earnings and Autobytel believes that investors would exclude the patent litigation settlement in evaluating the normal operating performance of Autobytel; and

10. Finally, the adjustments have no impact on Autobytel’s cash flows from operations and the impact to its consolidated balance sheets for all periods affected is immaterial.

In his December 11, 2007 speech referenced above, Mr. Hardiman also advised that in addition to considering the qualitative factors given in SAB 99, registrants should also refer to the Supreme Court’s view on materiality and its focus on what is important to the reasonable investor. Therefore, Autobytel referred to the interpretive response to Question 1 of SAB 99 where the Staff explained the formulation of materiality as follows: “This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is - a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the “total mix” (emphasis added) of information made available”.

Autobytel also considered the materiality guidance under paragraph 132 of Concept Statement No. 2, which indicates that an adjustment is material if “in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the correction of the item (emphasis added)”.

In all its previously filed 2007 quarterly reports on Forms 10-Q and its 2006 Form 10-K with the SEC, Autobytel fully disclosed the Dealix litigation settlement. In addition, in its quarterly reports on Forms 10-Q for the quarterly periods ended June 30, 2007 and September 30, 2007, Autobytel disclosed the Staff’s comment letter process and the potential impact to its consolidated financial statements should the Staff disagree with Autobytel’s accounting for the settlement. Therefore, a reasonable investor was already provided with full disclosure concerning the economic impact of the transaction. Thus, Autobytel believes that the timing of the recognition of the settlement proceeds in its consolidated financial statements should not significantly alter the total mix of information already publicly available and the judgment of a reasonable person relying on its previously filed 2007 quarterly financial statements would not be changed or influenced by the adjustments.

Based on the evaluation of both quantitative and qualitative criteria discussed above, Autobytel and its auditors have determined that the adjustments will be made prospectively in Autobytel’s consolidated financial statements for the quarter ended December 31, 2007. Autobytel applied the provisions of paragraph 29 of APB Opinion No. 28 in evaluating the impact of the adjustments for the full fiscal year ended December 31, 2007. Paragraph 29 of APB 28 indicates that in determining materiality for the purpose of reporting an adjustment, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Paragraph 29 of APB 28 further indicates that changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

Autobytel noted that the impact of the adjustments in the fourth quarter of 2007 resulted in a decrease in loss from continuing operations of approximately $1.5 million or 24% in the fourth quarter. This impact represents a reduction by approximately 9% of total loss from continuing operations for the full fiscal year. Autobytel believes that the adjustments in the fourth quarter do not impact the trend of earnings or any other trends and, as such, have no material impact on its full fiscal year consolidated financial statements.

Based on the aforementioned, Autobytel and its auditors concluded that its previously filed consolidated financial statements for the quarters and year-to-date periods ended March 31, June 30 and September 30, 2007 are reliable.

Therefore, in accordance with the provisions of paragraph 31 of APB 28, Autobytel will disclose the impact of the adjustments in the fourth quarter 2007 consolidated financial statements in a note to the consolidated financial statements in its 2007 annual report on Form 10-K as of and for the year ended December 31, 2007. In addition, in accordance with the provisions of Item 302 (A)(3) of Regulation S-X, Autobytel will also disclose the nature of the adjustments and their aggregate effect in the fourth quarter in a footnote to the fourth quarter results under its selected quarterly financial data disclosure in its 2007 annual report on Form 10-K as of and for the year ended December 31, 2007.

As the last date to file Autobytel’s Annual report on Form 10-K for the year ended December 31, 2007 is March 17, 2008, Autobytel would appreciate closure on this matter in a timeframe that will allow it to timely file its Form 10-K. We thank you for your prompt attention to this letter. We would be happy to discuss the foregoing with you should you have any questions.

Sincerely,

/s/ Monty A. Houdeshell
Monty A. Houdeshell Executive Vice President and Chief Financial Officer

EXHIBIT 1

Autobytel Inc.

Dealix Patent Settlement

Impact of Adjustments on the Unaudited Financial Statements

	Three Months Ended March 31,2007
	As Reported	As Adjusted	Difference	% Change
Income from Continuing Operations	$3,403	$5,481	$2,078	61%
Basic EPS	$0.08	$0.13	$0.05	63%
Diluted EPS	$0.08	$0.13	$0.05	63%

Net Income	$5,572	$7,650	$2,078	37%
Basic EPS	$0.13	$0.18	$0.05	38%
Diluted EPS	$0.13	$0.18	$0.05	38%

	Three Months Ended June 30, 2007				Six Months Ended June 30, 2007
	As Reported	As Adjusted	Difference	% Change	As Reported	As Adjusted	Difference	% Change
(Loss)/Income from Continuing Operations	$(5,177)	$(5,483)	$(306)	6%	$(1,985)	$(213)	$1,772	-89%
Basic EPS	$(0.12)	$(0.13)	$(0.01)	8%	$(0.05)	$(0.01)	$0.04	-80%
Diluted EPS	$(0.12)	$(0.13)	$(0.01)	8%	$(0.05)	$(0.01)	$0.04	-80%

Net (loss)/Income	$(1,727)	$(2,033)	$(306)	18%	$3,845	$5,617	$1,772	46%
Basic EPS	$(0.04)	$(0.05)	$(0.01)	25%	$0.09	$0.13	$0.04	44%
Diluted EPS	$(0.04)	$(0.05)	$(0.01)	25%	$0.09	$0.13	$0.04	44%

	Three Months Ended September 30, 2007				Nine Months Ended September 30, 2007
	As Reported	As Adjusted	Difference	% Change	As Reported	As Adjusted	Difference	% Change
(Loss)/Income from Continuing Operations	$(6,303)	$(6,612)	$(309)	5%	$(8,288)	$(6,827)	$1,461	-18%
Basic EPS	$(0.14)	$(0.15)	$(0.01)	7%	$(0.19)	$(0.16)	$0.03	-16%
Diluted EPS	$(0.14)	$(0.15)	$(0.01)	7%	$(0.19)	$(0.16)	$0.03	-16%

Net (loss)/Income	$(6,279)	$(6,588)	$(309)	5%	$(2,434)	$(973)	$1,461	-60%
Basic EPS	$(0.14)	$(0.15)	$(0.01)	7%	$(0.06)	$(0.02)	$0.04	-67%
Diluted EPS	$(0.14)	$(0.15)	$(0.01)	7%	$(0.06)	$(0.02)	$0.04	-67%

	Three Months Ended December 31, 2007
	Before Adjustment	After Adjustment	Difference	% Change
(Loss)/Income from Continuing Operations	$(5,992)	$(4,531)	$1,461	-24%
Basic EPS	$(0.14)	$(0.11)	$0.03	-21%
Diluted EPS	$(0.14)	$(0.11)	$0.03	-21%

Net (loss)/Income	$(4,054)	$(2,593)	$1,461	-36%
Basic EPS	$(0.09)	$(0.06)	$0.03	-33%
Diluted EPS	$(0.09)	$(0.06)	$0.03	-33%

	As of March 31, 2007				As of June 30, 2007				As of September 30, 2007
	As Reported	As Adjusted	Difference	% Change	As Reported	As Adjusted	Difference	% Change	As Reported	As Adjusted	Difference	% Change
Current Assets	$48,998	$46,483	$(2,515)	-5%	$51,397	$48,843	$(2,554)	-5%	$47,606	$45,011	$(2,595)	-5%
Current Liabilities	$16,524	$15,745	$(779)	-5%	$16,944	$16,165	$(779)	-5%	$16,658	$15,879	$(779)	-5%
Total Assets	$136,913	$129,812	$(7,101)	-5%	$137,357	$130,145	$(7,212)	-5%	$132,518	$125,190	$(7,328)	-6%
Net Assets or Shareholders’ Equity	$111,553	$113,631	$2,078	2%	$111,720	$113,492	$1,772	2%	$107,411	$108,872	$1,461	1%